Veris Gold Corp.
#900-688 West Hastings Street
Vancouver, B.C. V6B 1P1
Tel: (604) 688-9427 Fax: (604) 688-9426

ANNUAL GENERAL MEETING OF SHAREHOLDERS
(the “Meeting”)

held at #800, 688 West Hastings Street, Vancouver, B.C.
on the 18th day of June, 2013
at the hour of 10:00 o'clock in the forenoon (local time)

Report of Voting Results

In accordance with part 11.3, Voting Results, of National Instrument 51-102, Continuous Disclosure Obligations, set forth below is a brief description of the matters voted upon at the Meeting and the outcome of the vote:

	Brief Description of Matter	Outcome of Vote
1.	The appointment of Deloitte LLP as auditors of the Company and to authorize the directors to fix their remuneration.	Carried
2.	To fix the number of directors at nine.	Carried
3.	To approve the Advance Notice Policy.	Carried
4.	To approve the Shareholder Rights Plan Agreement.	Carried

The following matters were put to a vote by ballot at the Annual General Meeting:

5.	To elect as following directors for the ensuing year
or until their successors are elected or appointed:

	Robert F. Baldock	For	56,799,667 (90.76%)
		Withheld	5,784,390 (9.24%)
	R. Llee Chapman	For	58,943,518 (94.18%)
		Withheld	3,640,539 (5.82%)
	Jean Edgar de Trentinian	For	59,968,270 (95.82%)
		Withheld	2,615,787 (4.18%)
	Graham C. Dickson	For	58,927,215 (94.16%)
		Withheld	3,656,842 (5.84%)
	Barry A. Goodfield	For	60,931,064 (97.36%)
		Withheld	1,652,993 (2.64%)
	Francois Marland	For	59,961,667 (95.18%)
		Withheld	2,622,390 (4.19%)
	Gerald Ruth	For	56,382,639 (90.09%)
		Withheld	6,201,418 (9.91%)
	Jay Schnyder	For	60,636,312 (96.89%)
		Withheld	1,947,745 (3.11%)
	Simon Solomonidis	For	56,440,589 (90.18%)
		Withheld	6,143,468 (9.82%)
6.	To approve the Company’s Stock Option Plan	For	44,954,352 (71.83%)
		Against	17,629,705 (28.17%)